April 7, 2009

Mail Stop 3561

Mr. Donald W. Sapaugh
Chairman and Chief Executive Officer
TrinityCare Senior Living, Inc.
227 East Edgewood Avenue
Friendswood, TX 77546

RE: **TrinityCare Senior Living, Inc. ("The Company"), formerly J-Kan, Inc.**
      File # 333-140567
      Form 8-K filed on April 6, 2009

Dear Mr. Sapaugh:

We have reviewed the disclosures in Form 8-K filed on April 6, 2009, and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed below.

Please file your supplemental response via Edgar with a copy to the Staff in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

1.   Amend the report to include all of the information required by Item 304 of Regulation S-K. The disclosure should state whether during the registrant's two most recent fiscal years <u>and any subsequent interim period through the date of dismissal</u>, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection

with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304 of Regulation S-K.

Exhibit 16:

2.   Please file a letter from your former accountant, indicating whether or not they agree with your revised disclosures in the Form 8-K.

Other

3.   It appears that the company name and file number in your filing are different than those in the Edgar system where the company name continues to be J-Kan, Inc., file #333-140567. Furthemore, the file number that appears on Form 8-K filed April 6, 2009, appears to be one of another company. Please correct the file number that appears on your filing, and submit a request via facsimile to (202) 772-9216 indicating the circumstances that have caused the company's name to change, and the name, file number, and CIK number that should appear in Edgar that are consistent with those in your filings.

4.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Sincerely,

Effie Simpson
Staff Accountant